Exhibit 23(b)

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement on Form S-8 of Alcoa Inc. dated July 23, 2015 of our report dated June 29, 2015, with respect to the statements of net assets available for benefits of RTI International Metals, Inc. Employee Savings and Investment Plan as of December 31, 2014 and 2013, the related statement of changes in net assets available for benefits for the year ended December 31, 2014, and the related supplemental schedule of Form 5500 Schedule H, Line 4i Schedule of Assets (Held at End of Year) as of December 31, 2014, which report appears in the December 31, 2014 annual report on Form 11-K of RTI International Metals, Inc. Employee Savings and Investment Plan.

/s/ Ciuni & Panichi, Inc.

Cleveland, Ohio

July 23, 2015